SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31440]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 30, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 24, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock Real Asset Equity Trust [File No. 811-21931]
BlackRock EcoSolutions Investment Trust [File No. 811-22082]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants transferred their assets to BlackRock Resources & Commodities Strategy Trust, and on December 8, 2014, made distributions to their shareholders based on net asset value. Expenses of approximately $514,070 and $302,964, respectively, incurred in connection with the reorganizations were paid by applicants.

Filing Date: The applications were filed on December 29, 2014.

Applicants' Address: 100 Bellevue Parkway, Wilmington, DE 19809.

BlackRock Dividend Income Trust [File No. 811-21522]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to BlackRock Enhanced Equity Dividend Trust, and on December 8, 2014, made distributions to its shareholders based on net asset value. Expenses of approximately $236,695 incurred in connection with the reorganization were paid by applicant.

Filing Date: The application was filed on December 29, 2014.

Applicant's Address: 1000 Bellevue Parkway, Wilmington, DE 19809.

American Municipal Income Portfolio Inc. [File No. 811-7678]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Nuveen Investment

Quality Municipal Fund, Inc., and on October 22, 2014, made distributions to its shareholders

based on net asset value. Expenses of $356,054 incurred in connection with the reorganization

were paid by the investment advisers of applicant and the acquiring fund, or their affiliates.

Filing Date: The application was filed on December 22, 2014.

Applicant's Address: 800 Nicollet Mall, BC-MN-H04N, Minneapolis, MN 55402.

American Strategic Income Portfolio Inc. III [File No. 811-7444]
American Select Portfolio Inc. [File No. 811-7838]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Each applicant transferred its assets to Diversified Real

Asset Income Fund, and on October 1, 2014, made distributions to its shareholders based on net

asset value. Expenses of $839,979 and $609,018, respectively, incurred in connection with the

reorganizations were paid by applicants and the investment advisers of applicants and the

acquiring fund, or their affiliates.

Filing Date: The applications were filed on December 22, 2014.

Applicants' Address: 800 Nicollet Mall, BC-MN-H04N, Minneapolis, MN 5540.

Minnesota Municipal Income Portfolio Inc. [File No. 811-7680]
First American Minnesota Municipal Income Fund II Inc. [File No. 811-21193]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. Applicants transferred their assets to Nuveen Minnesota

Municipal Income Fund, and on October 22, 2014, made distributions to their shareholders based

on net asset value. Expenses of $259,711 and $88,537, respectively, incurred in connection with the reorganizations were paid by the investment advisers of applicants and the acquiring fund, or

their affiliates.

Filing Date: The applications were filed on December 22, 2014.

Applicants' Address: 800 Nicollet Mall, BC-MN-H04N, Minneapolis, MN 55402.

BlackRock Fixed Income Value Opportunities [File No. 811-22252]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company. On December 17, 2014, applicant made a liquidating

distribution to its shareholders, based on net asset value. Applicant has retained $58,600 in cash

in a liquidating trust to pay contingent liabilities, and any remaining assets will be distributed to

shareholders. Expenses of approximately $30,500 incurred in connection with the liquidation

were paid by applicant.

Filing Date: The application was filed on December 22, 2014.

Applicant's Address: 100 Bellevue Pkwy., Wilmington, DE 19809.

Williams Capital Management Trust [File No. 811-21186]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On September 22, 2014, applicant made a liquidating distribution to its shareholders, based on

net asset value. Expenses of $30,000 incurred in connection with the liquidation were paid by

applicant.

Filing Dates: The application was filed on November 25, 2014, and amended on December 22,

2014.

Applicant's Address: 650 Fifth Ave., 9th Floor, New York, NY 10019.

Pacific Corporate Group Private Equity Fund [File No. 811-8637]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 30, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant has retained $188,657 to pay its outstanding expenses. Additional expenses of $109,555 incurred in connection with reorganization were previously paid by applicant.

Filing Date: The application was filed on January 16, 2015.

Applicant's Address: 1015 Ocean Blvd., Coronado, CA 92118.

Salient MLP & Energy Infrastructure Fund [File No. 811-22530]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Salient Midstream & MLP Fund, and on November 17, 2014, made distributions to its shareholders based on net asset value. Expenses of $89,525 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on December 15, 2014.

Applicant's Address: 4265 San Felipe, 8th Floor, Houston, TX 77027.

Nomura Partners Funds, Inc. [File No. 811-1090]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred the assets of its remaining series to Nomura High Yield Fund, a series of The Advisors' Inner Circle Fund III, and on December 8, 2014, made distributions to its shareholders based on net asset value. Applicant did not incur any expenses in connection with the reorganization.

Filing Date: The application was filed on December 16, 2014.

Applicant's Address: 4 Copley Place, 5th Floor, CPH-0326, Boston, MA 02116.

American Fidelity Dual Strategy Fund, Inc. [File No. 811-8873]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 2, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses $18,530 incurred in connection with the liquidation were paid by American Fidelity Assurance Company, applicant's investment adviser.

Filing Dates: The application was filed on December 1, 2014, and amended on January 8, 2015.

Applicant's Address: 2000 N Classen Blvd., Oklahoma City, OK 73106.

Clipper Fund, Inc. [File No. 811-3931]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to Clipper Fund, a series of Clipper Funds Trust, and on December 17, 2014, made distributions to shareholders based on net asset value. Expenses of approximately $361,841 incurred in connection with the reorganization were paid by applicant

and Davis Selected Advisors, L.P., applicant's investment adviser.

Filing Date: The application was filed on December 29, 2014.

Applicant's Address: c/o Davis Advisors – Legal Department, 2949 E. Elvira Rd., Ste. 101,

Tucson, AZ 85756.

     For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

         Brent J. Fields
         Secretary